SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

AMEN PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

023477 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1 (b)

X Rule 13d-1 (c)

 Rule 13d-1 (d)

______________

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023477 10 2		SCHEDULE 13G Page 2 of 5 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Timothy B. Robertson
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b)  Not Applicable
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 100,000
	6.	SHARED VOTING POWER NONE
	7.	SOLE DISPOSITIVE POWER 100,000
	8.	SHARED DISPOSITIVE POWER NONE
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* 
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12.		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 3

TO

SCHEDULE 13G

FOR

TIMOTHY B. ROBERTSON

This Amendment No. 3 hereby amends and restates the Schedule 13G filed with the Securities and Exchange Commission on April 3, 2000 (the “Schedule 13G”), Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001, and Amendment No. 2 filed with the Securities and Exchange Commission on  February 5, 2002, with respect to the Common Stock, par value $0.01 per share, of Amen Properties, Inc.

Item 1(a).

Name of Issuer:

AMEN PROPERTIES, INC.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

303 WEST WALL STREET

SUITE 1700

MIDLAND, TEXAS 79701

Item 2(a).

Name of Person Filing:

TIMOTHY B. ROBERTSON

Item 2(b).

Address of Principal Business Office or, if None, Residence:

295 BENDIX ROAD

SUITE 130

VIRGINIA BEACH, VA 23452

Item 2(c).

Citizenship:

UNITED STATES

Item 2(d).

Title of Class of Securities:

COMMON STOCK, PAR VALUE $0.01 PER SHARE

Item 2(e).

CUSIP Number:

023477 10 2

Page 3 of 5 Pages

Item 3.

If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)



Broker or dealer registered under Section 15 of the Exchange Act.

(b)



Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)



Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)



Investment company registered under Section 8 of the Investment Company Act.

(e)



An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)



An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)



A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)



A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)



A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)



Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

(a)

Amount beneficially owned:  100,000 SHARES 1

(b)

Percent of class:  5.0% 2

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:  100,000

(ii)

Shared power to vote or to direct the vote:  NONE

(iii)

Sole power to dispose or to direct the disposition of:  100,000

(iv)

Shared power to dispose or to direct the disposition of:  NONE

________________________

Footnotes:

1 As of December 31, 2002, Mr. Robertson beneficially owned 400,000 shares.  This amount has been adjusted to reflect a one-for-four reverse stock split which was approved by the Issuer’s shareholders on January 30, 2003.

2 As of December 27, 2002, the Issuer has 7,968,221 shares of Common Stock outstanding.  This amount has been adjusted to 1,992,055 shares for purposes of percentage calculations in this Schedule to reflect a one-for-four reverse stock split which was approved by the Issuer’s shareholders on January 30, 2003.

Page 4 of 5 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2003

/s/Timothy B. Robertson

Timothy B. Robertson

Note.

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Page 5 of 5 Pages